# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BARNWELL INDUSTRIES INC, CIK 0000010048
CUSIP: 068221100
Title of class of securities: Common stock, par value $0.50 per share
Address of issuer's principal executive offices: 1100 Alakea Street, Suite 500, Honolulu, Hawaii (HI), 96813
Date of event which requires filing of this statement: 06/26/2025
Filed by CIK 0002074670
Persons authorized to receive notices and communications: Justin W. Chairman, Esq., Morgan, Lewis & Bockius LLP, 2222 Market Street, Philadelphia, Pennsylvania (PA), 19103, (215) 963-5000

## Reporting persons
- Barnwell Industries, Inc. Employees' Pension Plan Trust (CIK 0002074670): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: New Jersey (NJ); source of funds: other (OO); sole voting power 520,350; shared voting power 0; sole dispositive power 520,350; shared dispositive power 0; aggregate amount beneficially owned 520,350 (5.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.50 per share
Name of issuer: BARNWELL INDUSTRIES INC
Address of issuer's principal executive offices: 1100 Alakea Street, Suite 500, Honolulu, Hawaii (HI), 96813

## Item 2. Identity and Background
Name of person filing: Barnwell Industries, Inc. Employees' Pension Plan Trust (the "Reporting Person")
Residence or business address: The business address of the Reporting Person is 1100 Alakea Street, Suite 500, Honolulu, HI 96813.
Present principal occupation or employment: The principal business or occupation of the Reporting Person is investment activities.
Criminal convictions in the last five years: The Reporting Person has not been convicted in a criminal proceeding during the last five years.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is organized under the laws of the state of New Jersey.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock held by the Reporting Persons were acquired using the Reporting Person's investment funds on hand.

## Item 4. Purpose of Transaction
Purpose of transaction:
All of the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person, as reported herein, were acquired for investment purposes. The Reporting Person retains the right to change their investment intent, from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

The Reporting Person intends to explore the purchase of additional shares of Common Stock. The Reporting Person intends to acquire these additional shares in public market or private transactions (which may include purchases from existing stockholders or the Issuer) subject to market conditions and legal and regulatory requirements, at prices and other terms acceptable to the Reporting Person. To that effect, the Reporting Person may enter into agreements with a broker, intended to comply with the requirements of Rule 10b5-1(c)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Reporting Person makes no commitment in terms of the timing of such transactions, which will depend on market conditions, including the price and availability of shares of Common Stock, and on such other factors considered relevant to the Reporting Person.

Except as described above, the Reporting Person currently has no other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Information in Rows 11 and 13 of the cover page are incorporated into this Item 5(a) by reference.

The Reporting Person's aggregate percentage beneficial ownership of the total amount of Common Stock outstanding is 5.2%, based on a total of 10,053,534 shares of Common Stock issued and outstanding as of May 12, 2025, as reported in the Issuers' quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 15, 2025.

The Reporting Person disclaims beneficial ownership of all the shares of Common Stock included in this report, except to the extent of any pecuniary interest therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: Information in Rows 7 to 10 of the cover page are incorporated into this Item 5(b) by reference.
Transactions in the class effected during the past sixty days:
The Reporting Person made the following open market purchases of shares of Common Stock during the past sixty days:

Transaction Shares Purchase Price
Date Purchased Per Share
6/30/2025 5,000 $1.18
6/27/2025 5,000 $1.26
6/26/2025 5,000 $1.27
6/26/2025 2,250 $1.23
6/26/2025 1,423 $1.24
5/29/2025 1,354 $1.32
5/28/2025 607 $1.32
5/23/2025 596 $1.32
5/22/2025 2,500 $1.31
5/22/2025 208 $1.30
5/21/2025 235 $1.32
5/20/2025 1,090 $1.28
5/19/2025 200 $1.27
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Barnwell Industries, Inc. Employees' Pension Plan Trust: /s/ Alex Kinzler, By: Alex Kinzler/Trustee (07/03/2025)